RECEIVED
AUG 2 3 2011
SEC MAIL PROCESSING SECTION
WASH. DC
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67831

KH 9/7

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/15/07 (inception) AND ENDING 06/30/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DCMB Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Augusta, Ste 107
(No. and Street)

Houston Texas 77057
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Collins 303-797-0550
(Area Code – T elephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name)*

815 Parker Square **Flower Mound** **Texas** **75028**
(Address) (City) (State) (Zip Code)

[redacted]

11021673

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 9/8

OATH OR AFFIRMATION

I, John W. Donovan, Jr., swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DCMB Securities, LLC, as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Managing Member

Title

Notary Public

SHARON M. RAO
Notary Public,
State of Texas
Comm. Exp. 05-28-12

SIGN HERE

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **None**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less that $500,000.*

OATH OR AFFIRMATION

I, John W. Donovan, Jr., swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DCMB Securities, LLC, as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

[signature]
Signature

Managing Member
Title

[signature]
Notary Public

SHARON M. RAO
Notary Public,
State of Texas
Comm. Exp. 05-28-12

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **None**
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.*
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less that $500,000.*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
DCMB Securities, LLC

We have audited the accompanying statement of financial condition of DCMB Securities, LLC, (a development stage company) as of June 30, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended and for the period from November 15, 2007 (date of inception) to June 30, 2011 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DCMB Securities, LLC as of June 30, 2011, and the results of its operations and its cash flows for the year then ended and for the period from November 15, 2007 (date of inception) to June 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
August 12, 2011

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS REPORT ON INTERNAL CONTROLS AS REQUIRED BY SEC RULE 17A-5(G)(1)

To the Member
DCMB Securities, LLC

In planning and performing our audit of the financial statements of DCMB Securities, LLC, (the Company), as of and for the year ended June 30, 2011, and for the period from November 15, 2007 (date of inception) to June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
August 12, 2011

DCMB SECURITIES, LLC
(A Development Stage Company)
Statement of Financial Condition
June 30, 2011

ASSETS	
Cash	$ 12,896
TOTAL ASSETS	$ 12,896
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	$ -
Member's Equity	
Capital contributions	125,000
Deficit accumulated during the development stage	(112,104)
Total Member's Equity	12,896
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 12,896

See notes to financial statements.

DCMB SECURITIES, LLC
(A Development Stage Company)
Statements of Operations
Year Ended June 30, 2011, and the Period from November 15, 2007 (Date of Inception) to June 30, 2011

	Year Ended June 30 2011	November 15, 2007 (Inception) to June 30 2011
Revenue		
Interest income	$ -	$ 44
Expenses		
Professional fees	17,475	99,983
Regulatory fees and expenses	1,190	8,636
Other expenses	1,078	3,529
TOTAL EXPENSES	19,743	112,148
NET LOSS	$ (19,743)	$ (112,104)

See notes to financial statements.

DCMB SECURITIES, LLC
(A Development Stage Company)
Statements of Changes in Member's Equity
Year Ended June 30, 2011, and the Period from
November 15, 2007 (Date of Inception) to June 30, 2011

	Capital Contributions	Deficit Accumulated During the Development Stage	Total
Initial capitalization November 20, 2007	$ 50,000	$ -	$ 50,000
Net loss - period ended June 30, 2008	-	(18,779)	(18,779)
Balances at June 30, 2008	50,000	(18,779)	31,221
Member's contributions	20,000	-	20,000
Net loss - year ended June 30, 2009	-	(39,290)	(39,290)
Balances at June 30, 2009	70,000	(58,069)	11,931
Member's contributions	30,000		30,000
Net loss - year ended June 30, 2010		(34,292)	(34,292)
Balances at June 30, 2010	100,000	(92,361)	7,639
Member's contributions	25,000		25,000
Net loss - year ended June 30, 2011		(19,743)	(19,743)
Balances at June 30, 2011	$ 125,000	$ (112,104)	$ 12,896

See notes to financial statements.

DCMB SECURITIES, LLC
(A Development Stage Company)
Statements of Cash Flows
Year Ended June 30, 2011, and the Period from
November 15, 2007 (Date of Inception) to June 30, 2011

	Year Ended June 30 2011	November 15, 2007 (Inception) to June 30 2011
Cash flows from operating activities:		
Net loss	$ (19,743)	$ (112,104)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities		-
Net cash used in operating activities	(19,743)	(112,104)
Cash flows from financing activities:		
Initial capilization	-	50,000
Member's contributions	25,000	75,000
Net cash provided by financing activities	25,000	125,000
Net increase in cash	5,257	12,896
Cash at beginning of period	7,639	-
Cash at end of period	$ 12,896	$ 12,896

Supplemental Disclosures of Cash Flow Information:

There was no cash paid since inception to June 30, 2011for interest or income taxes.

See notes to financial statements.

DCMB SECURITIES, LLC
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

DCMB Securities, LLC (the Company), was organized on November 15, 2007 as a single member Texas limited liability company. The Company was initially capitalized in November 2007. The Company's registration as a broker/dealer with the Securities and Exchange Commission (SEC) was approved on July 22, 2008. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities and will maintain a special account for the exclusive benefit of its customers. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required. The Company will limit its business to broker and/or placement agent in private placements of securities and merger and acquisition services.

Through June 30, 2011, the Company is in the development stage. The Company has significant expenditures for professional fees and regulatory expenses for its planned purpose of broker and/or placement agent in private placements of securities and merger and acquisition services.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company will recognize revenue on the sale of interests in private placement programs in the period in which customer subscriptions to such offerings are funded, and upon the determination the minimum subscription requirements of such offerings are or will be achieved.

The Company will recognize revenue on financing and placement agent services upon successful completion.

The Company will recognize merger and acquisition revenue when earned under the respective agreements.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The taxable income of the Company is includable on the tax return of the Member. The Company is subject to state income taxes.

Note 2 - Development Stage Operations

The Company was incorporated and capitalized in November 2007, and became registered with the SEC and FINRA in July 2008. The Company is in the development stage and is devoting substantially all of its efforts in establishing a new business and its planned principal operations have not yet commenced. (See Note 5)

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed shall not exceed 8 to 1 during the first year of operations and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2011, the Company had net capital and net capital requirements of $12,896 and $5,000, respectively. The Company had no aggregate indebtedness at June 30, 2011.

Note 4 - Related Party Transactions/Concentration of Services/Economic Dependency

The Company entered into an office and administrative services agreement (Services Agreement) with a related party (Service Company), on December 1, 2007. Under the Services Agreement, the Service Company provides management and back office services to the Company, and incurs overhead expenses for benefit of the Company. The Agreement requires the Company to pay a proportional allocation services fee of $1,000 per month, as base compensation for the proportional costs incurred by Service Company on behalf of the Company, plus additional amounts for overhead expenses incurred. The Services Agreement had an initial one year term and is automatically renewed for successive one year terms unless terminated by either party upon thirty days written notice.

The Company also entered into an office license agreement (License Agreement) with the Service Company, on December 1, 2007. Under the License Agreement, the Service Company grants a license to the Company to utilize the office space covered under the agreement for general office purposes. The Agreement requires the Company to pay a license fee under the License Agreement of $1,500 per month. The License Agreement terminates simultaneously with the office lease agreement of the Service Company, which is currently month-to-month.

The obligation to pay the fees under the Services Agreement and License Agreement (Agreements) was to begin on August 1, 2008, which was the first day of the month immediately following the date the Company was approved for membership in FINRA. Effective July 22, 2008, both Agreements were suspended until such a time as the Company commences business. There was no expense due under these Agreements for the period from inception through June 30, 2011. At the time the Company commences business the Agreements will be reviewed and amended accordingly.

The Company paid a related party $672 for a reimbursement of expenses incurred on behalf of the Company.

Note 5 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2011, through August 12, 2011, the date which the financial statements were available to be issued.

The Company began its plan principal operations July 1, 2011; therefore, no longer a development stage company. During August 2011, the Company earned a financing services fee, in a related party transaction, totaling $300,000. The Company intends to distribute approximately $290,000 to its sole member from the revenue earned in August 2011.

There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

DCMB SECURITIES, LLC
(A Development Stage Company)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
June 30, 2011

Total member's equity qualified for net capital	$ 12,896
Deductions and/or charges	-
Non-allowable assets:	
Net Capital	$ 12,896
Aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 7,896
Ratio of aggregate indebtedness to net capital	0.00%

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2011 as filed by DCMB Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.